Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” and “Company”) informs to its shareholders and the market in general that it intends:

•	To maintain the practice of paying net interest on capital and dividends at 35% of the recurring net income and exclude the maximum limit currently determined as 45%.
•	The total amount to be distributed each year will be set forth by the Board of Directors, considering, among others:
1.	the Company’s capitalization level, according to rules issued by the Central Bank of Brazil;
2.	the minimum level determined by the Board of Directors ( CET1[1] = currently 13.5%);
3.	the profitability in the year;
4.	the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement;
5.	changes in tax legislation; and
6.	significant changes in risk-weighted assets (RWA2).

Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws.

Itaú Unibanco clarifies that, during the presentations of the meetings of Apimec São Paulo today, the material of which was presented to the regulatory bodies, it will use a simulation on the payment of net interest on capital and dividends based on “Increase in RWA” and “ROE”3. As mentioned above, other factors may also impact the said distribution.

São Paulo, September 26, 2017.

MARCELO KOPEL

Investor Relations Officer

1 CET1: Common Equity Tier 1.

2 RWA: Risk-Weighted Assets.

3 ROE: Return on Equity.